SEC 1344 (2-2002) Previous versions obsolete	Persons who potentially are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: January 31, 2005 Estimated average burden hours per response 2.50
(CHECK ONE):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	SEC FILE NUMBER 1-14163 CUSIP NUMBER 635847 10 6

For Period Ended: December 31, 2001
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ Transition Report on Form 10-K
For the Transition Period Ended:
Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION
National Equipment Services, Inc. Full Name of Registrant
Former Name if Applicable
1603 Orrington Avenue, Suite 1600 Address of Principal Executive Office (Street and Number)
Evanston, Illinois 60201 City, State and Zip Code

PART II—RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the
☒	fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

In the course of completing its 2001 financial statements, the Company became aware that certain assets that had been recorded on the Company's 2000 and 1999 balance sheets were overstated. Based on a review of these assets and after discussions with the Company's independent auditors, the Company has determined that it will revise its audited financial statements for the years ended December 31, 2000 and 1999. Due to this review, the Company was unable to complete and file its report on Form 10-K prior to the prescribed due date without unreasonable effort and expense. Therefore, an extension of time to file is requested. The Form 10-K will be filed on or before the 15th calendar day following the prescribed due date.

(Attach extra sheets if needed)

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Michael Milligan (Name)	(847) (Area Code)	733-1000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As disclosed in this Notification under Part III, Narrative, the Company has determined that it is necessary to revise its audited financial statements for the years ended December 31, 2000 and 1999. The revision of its 2000 financial statements is expected to result in a decrease in 2000 net income from $11.0 million, as previously reported, to $6.1 million. 2000 earnings per diluted share is expected to decrease from $0.36 to $0.19. The revision of its 1999 financial statements is expected to result in a decrease in 1999 net income from $21.1 million to $19.5 million, and 1999 earnings per diluted share is expected to decrease from $0.72 to $0.66.

In addition, the Company anticipates that there will be a significant change in its 2001 results of operations as compared to its revised 2000 results. The Company expects that 2001 net loss will be $30.9 million and loss per diluted share will be $(1.50). These expected amounts are subject to final adjustment in the Company's Form 10-K.

National Equipment Services, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 2, 2002	By	/s/ Michael Milligan Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
(SEE 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.
This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.
A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.
Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).